Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

APPLE REIT NINE, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 3 DATED AUGUST 19, 2008

Supplement No. 3 to be used with

PROSPECTUS DATED APRIL 25, 2008

Summary of Supplement to Prospectus (See Supplement for Additional Information)

Supplement No. 3 (cumulative, replacing all prior supplements) dated August 19, 2008 reports on (a) our purchase of one hotel containing 125 rooms for a gross purchase price of $18.4 million; and (b) our execution of certain purchase contracts that relate to 9 hotels containing a total of 1,210 guest rooms and that provide for an aggregate gross purchase price of $150,650,000.

As of May 14, 2008, we completed our minimum offering of 9,523,810 units at $10.50 per unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of July 22, 2008, we had closed on the sale of 11,640,018 additional units at $11 per unit and from such sale we raised gross proceeds of $128,040,211 and proceeds net of selling commissions and marketing expenses of $115,236,190. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $228,040,211 and proceeds net of selling commissions and marketing expenses of $205,236,190.

In connection with our hotel purchase to date, we paid a total of $367,500, representing 2% of the gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.